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                                                                 EXHIBIT (a)(15)

Richard S. E. Johns, SBN 053024
Kipperman & Johns
57 Post Street, Suite 604
San Francisco, California 94104
(415) 781-8494
Facsimile: (415) 397-0792

ATTORNEYS FOR PLAINTIFF GLENN GETTY

                          UNITED STATES DISTRICT COURT
                     FOR THE NORTHERN DISTRICT OF CALIFORNIA


GLENN GETTY, on behalf of himself     )
and all others similarly situated,    )
                                      )
     Plaintiff,                       )
                                      )     Case No. PJH C 02 1692
     v.                               )
                                      )     SHAREHOLDER CLASS ACTION
SRIVATS SAMPATH, FRANK GILL, GEORGE   )     COMPLAINT
SAMENUK, STEPHEN RICHARDS,            )
RICHARD SCHELL, MCAFEE.COM            )     DEMAND FOR JURY TRIAL
CORPORATION, AND NETWORK              )
ASSOCIATES, INC.,                     )
                                      )
     Defendants.                      )
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Plaintiff, as and for his class action complaint, alleges upon personal knowledge as to himself and his own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

                             JURISDICTION AND VENUE

     1. This Court has jurisdiction over the subject matter of this action pursuant to 26 U.S.C. Section 1332 because the amount in controversy exceeds $75,000.


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exclusive of interest and costs and the dispute is between citizens of different states. Venue is proper in this judicial district pursuant to 28 U.S.C. Section 1391 because the nominal defendant and other corporate defendant are headquartered and located in this District and because many of the acts alleged and complained about occurred in this District.

                            INTRADISTRICT ASSIGNMENT
                            ------------------------

2. Plaintiff alleges no facts requiring a particular location or division of the Court pursuant to Civil L.R. 3-2(c) within this District.

                              NATURE OF THE ACTION
                              --------------------

3. This is a stockholder class action brought by plaintiff on behalf of the holders of McAfee.com Corporation ("McAfee.com" or the "Company") common stock against McAfee.com and its directors and others to enjoin defendants from merging McAfee.com in a freeze out merger with Network Associates, Inc. ("Network Associates") at a grossly inadequate consideration, and to obtain other appropriate relief.

                                    PARTIES
                                    -------

4. Plaintiff Glenn Getty, a citizen of Minnesota, has owned shares of McAfee.com common stock at all relevant times and continues to own such shares.

5. Defendant, McAfee.com, is a Delaware corporation with its principal place of business at 535 Oakmead Parkway, Sunnyvale, California 94085. According to its most recent 10-K, filed with the Securities Exchange Commission ("SEC") on March 25, 2002, McAfee.com provides personal computer (PC) security and management application services and products for consumers and small- to medium-sized businesses over the Internet.

6. Defendant Network Associates, a Delaware corporation with its principal place of business at 3963 Freedom Circle, Santa Clara, California 95054, is

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    McAfee.com's majority shareholder and currently owns 75 percent of
    McAfee.com's outstanding shares.

7. Defendant Srivats Sampath is a member of McAfee.com's board of directors. Sampath has served as President and Chief Executive Officer of the Company since 1998. From June 1998 to December 1998, Sampath served as the Vice President of Worldwide Marketing of Network Associates. Sampath is believed to be a citizen of California.

8. Defendant Frank Gill has served as a director of McAfee.com since September 1999. Gill is believed to be a citizen of California.

9. Defendant George Samenuk has served as a director of McAfee.com since January 2001, and as Chairman of the Board since March 2001. Samenuk is believed to be a citizen of California.

10. Defendant Stephen Richards has served as a director of McAfee.com since April 2001. Richards has been Chief Financial Officer of Network Associates, Inc., since April 2001. Richards is believed to be a citizen of California.

11. Defendant Richard Schell has served as a director of McAfee.com since September 1999. Schell is believed to be a citizen of California.

12. The defendants identified in paragraphs 5 through 9 collectively constitute the entirety of McAfee.com's board of directors. These five individuals are hereinafter referred to collectively as the "Individual Defendants."

13. By virtue of their positions as directors, and where applicable, officers of McAfee.com and/or their exercise of control and ownership over the business and corporate affairs of McAfee.com, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause McAfee.com to engage in the acts complained of herein. Each Individual Defendant owed and owes McAfee.com and its shareholders

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    fiduciary obligations and were and are required by law to: (1) use their ability to control and manage McAfee.com in a fair, just and equitable manner; (2) act in furtherance of the best interests of McAfee.com and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern McAfee.com in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of McAfee.com and its public shareholders.

14. Each defendant herein is sued individually and/or as a conspirator and aidor and abettor. The Individual Defendants are also sued in their capacity as directors of McAfee.com. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all McAfee.com common stock holders. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

16. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands of Class members. McAfee.com has over 8 million shares of Class A common stock outstanding.

17. Plaintiff's claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants' breaches of their fiduciary duties. Plaintiff does not have any


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     interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

18. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether:

     (a) the defendants have and are breaching their fiduciary duties to the detriment of McAfee.com's shareholders;

     (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

19. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

                            SUBSTANTIVE ALLEGATIONS

20. On or about March 16, 2002, Network Associates announced that it was starting an exchange offer to regain full control of McAfee.com and acquire


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     all its outstanding publicly held common shares. The offer was for 0.675 shares of Network Associates common stock to be paid for each McAfee.com share. According to Dow Jones Business News, the bid "was initially valued at $18.64, a 20% premium to McAfee's closing price of $15.54 on March 15, the last trading day before the announcement."

21. However, on Tuesday, March 26, 2002, Network Associates announced that the SEC had commenced a formal investigation into the way the company booked revenues, leading Network Associates to delay contested plans to buy out McAfee.com. According to Reuters, "the inquiry, while believed to focus on a previous management team's practices, sparked an 11 percent drop in Network Associates' share price and led two Wall Street analysts to cut their ratings on the stock."

22. On Friday, March 29, 2002, AP World Business reported that Network Associates had decided to "press ahead" with its bid to acquire McAfee.com "after deciding that the market had sufficient information about the probe." Reuters quoted Defendant Richards as follows: "'We wanted to give the market the opportunity to absorb the information before going ahead with the offer,' Steve Richards, chief financial officer at Santa Clara, California-based Network Associates, told Reuters. "There's no certainty when the SEC will commence the questioning or conclude the questioning. It could go on for quite some time."

23. However, Network Associates, in deciding to resume its exchange offer, did not alter the exchange ratio to reflect this uncertainty. AP World Business reported on March 29, 2002 that due to the decline in Network Associates' stock price since the announcement of the SEC investigation, "the deal now

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    values McAfee at dire 16.34 a share - below McAfee's closing price of dire
    16.47."

24. According to a Reuters article dated March 29, 2000, "McAfee.com said on Sunday that its board had rejected Network Associates' original March 16 bid, calling it 'financially inadequate.'" The board further issued a statement that "it would make a recommendation on the offer no later than April 11, and urged shareholders to 'take no action at this time.' However, Reuters further reported the following: "When Network Associates first made the offer, it said it represented a 20 percent premium on McAfee.com stock. 'So they've gotten the premium in the open market in anticipation of our offer,' said [Defendant] Richards."

25. As of the close of the market on Monday, April 8, 2002, the Network Associates offer values McAfee.com at $16.07 per share, nearly eight percent below McAfee.com's closing price of $17.29 on that day.

26. Recognizing the superb operating performance of McAfee.com, Network Associates, its majority-controlling shareholder, determined to usurp this value for itself in an effort to soften the blow of the impending SEC investigation, thereby denying McAfee.com's minority shareholders the opportunity to obtain fair value for their equity interest by proposing a buy-out transaction that in less than a month declined from a 20 percent premium to a nearly 10 percent shortfall.

27. The Individual Defendants have failed to put McAfee.com up for auction in response to Network Associates' offer, and have thereby allowed the price of McAfee.com stock to be capped, depriving plaintiff and the Class of the opportunity to realize any increase in the value of McAfee.com shares. Despite the long-term value of the McAfee.com acquisition for Network

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    Associates, McAfee.com shareholders will be receiving an inadequate takeover premium over McAfee.com's stock price immediately prior to announcement of the transaction, and inadequate value in relation to McAfee.com's contribution to the pro forma combined value of the two firms. The substantial synergies and benefit from McAfee.com which Network Associates will enjoy by virtue of the transaction are not being adequately compensated for in the merger exchange ratio.

28. By entertaining the offer from Network Associates, McAfee.com's board has initiated a process to sell McAfee.com, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of a full and fair auction process or active market check. Rather, they were arrived at without a full and thorough investigation by the Individual Defendants; and the price and process are intrinsically unfair and inadequate from the standpoint of McAfee.com shareholders.

29. The Individual Defendants have failed to make an informed decision to date as no market check of McAfee.com's value was obtained.

30. The Individual Defendants have violated the fiduciary duties they owe to the shareholders of McAfee.com. The timing and terms of the proposed transaction, and the defendants' failure to auction McAfee.com, invite other bidders and provide a market check, demonstrate a clear absence of the exercise of due care and loyalty to McAfee.com's public shareholders.

31. The Individual Defendants fiduciary obligations under the circumstances of Network Associates' offer obligated them to:

     (a) Undertake an appropriate evaluation of McAfee.com's net worth as a merger/acquisition candidate;

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          (b)  Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for McAfee.com's public shareholders;

          (c) Act independently so that the interests of McAfee.com's public shareholders will be protected and enhanced; and

          (d) Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of McAfee.com's public shareholders.

32. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein.

33. Plaintiff and other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of McAffe.com's assets and business, will be largely divested from their right to share in McAfee.com's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of McAfee.com common stock.

34. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, inter alia,:

          (a) the market value of McAffee.com's common stock is nearly eight percent greater than the amount offered by Network Associates as of April 8, 2002, and its intrinsic value is even higher, giving due consideration to the anticipated operating results, net asset value, cash flow, profitability and established markets of McAffee.com;

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          (b)  The exchange ratio is not the result of an appropriate consideration of the value of McAfee.com; and

          (c) The terms of the proposed merger fail to include appropriate mechanisms to protect class members against a decline in the price of Network Associates stock. As set forth above, the value of the Network Associates offer has declined from a twenty percent premium on March 15, 2002 to a nearly eight percent shortfall on April 8, 2002. The Individual Defendants have failed to bargain for adequate price protection which would fully alter the exchange ratio in favor of McAfee.com's shareholders in the event Network Associates' stock continues to decline precipitously in value.

35. The Individual Defendants have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of McAfee.com's public shareholders to promote their best interests in the exchange offer.

36. The Individual Defendants have breached their duty of loyalty to McAfee.com's public shareholders by using their control of McAfee.com to attempt to force plaintiff and the class to exchange their equity interest in McAfee.com for unfair consideration, and to deprive McAfee.com's public shareholders of the maximum value to which they are entitled.

37. The terms of the proposed merger are grossly unfair to the class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of McAfee.com and that possessed by McAfee.com's public shareholders. Defendant's intent is to take advantage of this disparity and to induce class members to relinquish their McAfee.com shares in the merger at

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     an unfair exchange ratio on the basis of incomplete or inadequate information.

38. Network Associates has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Further, the proposed merger between McAfee.com and Network Associates could not take place without the knowing participation of Network Associates.

39. By reason of the foregoing, plaintiff and each member of the class is suffering irreparable injury and damages.

40.  Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

1. determining that this action is a proper class action under Federal Rule of Civil Procedure 23, and that plaintiff is a proper class representative;

2. declaring that defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

3. enjoining the Merger Agreement and, if the Merger Agreement is consummated, rescinding it;

4. awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

5. awarding interest, attorney's fees, expert fees and other costs, in an amount to be determined; and

6.   granting such other relief as the Court may find just and proper.


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                                  JURY DEMAND

     Plaintiff demands a trial by jury.


Dated: April 8, 2002
       San Francisco, California


                                        Respectfully submitted,

                                        Richard S. E. Johns
                                        Kipperman & Johns

                                        57 Post Street, Suite 604
                                        San Francisco, California 94104
                                        (415) 781-8494
                                        Facsimile: (415) 397-0792



                                        /s/ Richard S.E. Johns
                                        -------------------------------
                                        Attorneys for Plaintiff and the
                                        Proposed Class


Of Counsel:

The Brualdi Law Firm
29 Broadway, Suite 1515
New York, New York 10006
Telephone: (212) 952-0602
Facsimile: (212) 952-0608




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